Exhibit 99.1

Corporate News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com

March 12, 2014

Fresenius Medical Care Announces Management Board Changes

Bad Homburg, Germany- Fresenius Medical Care AG&Co. KGaA ( the “company” or Fresenius Medical Care, “ Frankfurt Stock Exchange: FME/ New York Stock Exchange:FMS), the world’s largest provider of dialysis products and services, today announced two changes in the Management Board.

Prof. Emanuele Gatti (58), the Management Board member currently responsible for the region Europe, Middle East, Africa and Latin America (EMEALA) and Global Chief Strategist, has decided as a personal choice to enter the next phase of his career. Prof. Gatti will discontinue his operational responsibilities and Management Board position effective March 31, 2014 and in his new role as Executive Advisor for Healthcare Strategies and Policies, he will support CEO Rice Powell in selecting strategic opportunities as well as represent the company in several external committees. In addition, and in combination with his academic activities, he will continue to work for the company to develop regenerative medicine and to improve dialysis and blood purification therapies.

Prof. Emanuele Gatti began his career with Fresenius dialysis business segment in January 1989 and after several successful years with increasing responsibilities, including managing the Southern European dialysis business, he was appointed to the Management Board of Fresenius Medical Care AG in May 1997. “This change had been planned, and now, for personal reasons, it seems the right time to move into the next phase of my life. Over all these years, working to develop life-saving products and services together with wonderful employees, I have been able to contribute to the global growth and success of this special company. This has always been a source of great pleasure for me. With the planned future projects, I am sure that I will further contribute to the improvement of renal care for thousands of patients,” Emanuele Gatti said.

Effective April 1, 2014, Mr. Dominik Wehner will succeed Prof. Gatti as the Management Board Member for the Europe, Middle East and Africa region while the Latin America region under John Anderson’s management will report to Rice Powell.

Dominik Wehner (45) began his career at Fresenius Medical Care in 1994 as Sales Manager and is currently Executive Vice President responsible for the regions of Eastern Europe, Middle East and Africa which he turned into one of the growth drivers of EMEALA. He also serves on the Vifor Fresenius Medical Care Renal Pharma Board of Directors and was instrumental in the successful extension of the venture activities in EMEALA.

Dr. Rainer Runte (54), the Management Board member currently responsible for Global Law, Compliance, Intellectual Property and Labor relations in Germany, has informed the company he does not intend to renew his contract, which concludes December 31, 2014. Dr. Runte and the company mutually agreed he will step down from the Management Board and his daily responsibilities on April 1, 2014. Until such time a permanent successor to Dr. Runte is named, David Kembel, Chief Compliance Officer for Fresenius Medical Care North America, will assume responsibility for Global Compliance on an interim basis. Rice Powell as the Chairman of the Management Board will assume Dr. Runte’s remaining responsibilities until the search for a General Counsel is complete. Dr. Runte will remain connected to Fresenius Medical Care through his advisory role on matters of corporate law and compliance.

Dr. Runte began his career with Fresenius in 1990, became Senior Vice President for Law at Fresenius Medical Care in 1997 and was appointed to the Management Board in 2002. Before joining the company, he worked as a university research assistant and as an attorney in a law firm specializing in economic law. “After 24 years of contributions to the success of Fresenius Medical Care and being a Management Board Member for 13 years, I believe the time has come for me to take some time away from the day-to-day work activities and decide which career direction I might want to pursue,” Rainer Runte said.

Ulf Mark Schneider, Chairman of the Supervisory Board of Fresenius Medical Care Management AG, commented: “Emanuele Gatti and Rainer Runte have made significant contributions to Fresenius Medical Care. Both were instrumental in building the company into the global dialysis leader it is today. I respect their decisions and appreciate that the company will continue to benefit from their experience and insights as part of their advisory roles. On behalf of the Supervisory Board, I would like to thank them for their dedication, perseverance and outstanding results. At the same time, I would like to welcome Dominik Wehner to his new role on Fresenius Medical Care’s Management Board. Dominik is a proven executive with significant dialysis products and service experience and an impressive track record. I am convinced that the Europe, Middle East and Africa region will continue to thrive under his inspiring and energetic leadership.”

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.5 million individuals worldwide. Through its network of 3,250 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 270,122 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.